Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

1.             Where do you think will AT&T fit in the business of SBC?

Both companies have common values focused on customer service, innovation and reliability.  Beyond that, AT&T and SBC have complementary strengths:

•         SBC brings to the merger its financial strength and a full range of voice, data, networking, e-business, directory publishing and advertising and related services within its 13 state footprint, predominantly serving small and medium-sized businesses, consumers and other telecommunications providers.  SBC holds a 60 percent ownership interest in the largest U.S. wireless company, Cingular Wireless, with more than 49.1 million customers and provides high-speed DSL Internet access lines to more American consumers than any other provider.

•         AT&T brings a global presence in more than 60 countries, a global IP network, an unmatched portfolio of data and IP services, hosting, security and professional services, technology leadership through its AT&T Labs, skilled networking capabilities and a highly significant base of government and enterprise business customers (AT&T serves all of S&P 500 and virtually all of the Fortune 1000).

2.                                      How do you see SBC retaining its competitiveness while integrating the mammoth operations of AT&T?

It is too soon to comment on the potential integration process.  During the merger approval process, SBC and AT&T remain separate companies, and SBC remains absolutely committed to delivering the latest technologies along with best-in-class service, reliability, and support.  SBC customers can be confident that they have chosen a provider with the right strategy to most effectively meet their communications needs on an ongoing basis.

3.                                      While most of the telecom companies are looking at wireless for increasing revenues, what purpose will AT&T serve for SBC?

Business and residential customers are increasingly demanding integrated voice and data communications services that can be accessed via both wireline or wireless networks.  SBC companies have strong wireless capabilities today via our Cingular affiliate.  The proposed AT&T merger will greatly expand our wireline capabilities, combining advanced SBC U.S. local networks with AT&T’s global capabilities.

4.                                      What could be the decisive thing in acquiring a declining wireline market and customers in a cut-throat competition?

The combination of SBC and AT&T will benefit enterprise customers and will allow the combined company to compete more effectively in this space.

•         For SBC, the combination significantly accelerates its expansion into the global data and enterprise segment with the leading provider of high-end enterprise products and services for both corporations and governments.

•         Together, SBC and AT&T will provide large companies with sophisticated national and global telecom systems — customized and managed to their specifications.

•         The combined company will have world-class technology and networking expertise, best-in-class services portfolio, greater financial and marketing resources to compete for enterprise customers, and will bring enterprise product sets to small and mid-sized businesses.

•         The enterprise business space is highly competitive today.  Numerous firms, including new technologies, other local and long-distance carriers, system integrators, CLECs, and hardware vendors provide substantial, dynamic competition.

5.                                      Do you think that the decision to acquire more corporate customers of AT&T will guarantee SBC improved growth levels?

The combination of SBC and AT&T will allow the combined company to compete more effectively in the enterprise space.

6.                                      Do you think being able to offer the entire gamut of communications services will help SBC?

Absolutely.  Large business and government customers are demanding advanced technology, integrated communications services, and consistent, quality service on nationwide and global scales.  SBC companies are committed to leading the telecommunications industry’s evolution to address these needs.

7.                                      What risks and opportunities do you foresee for SBC in the acquisition?

The merger will create a stronger, broader company with a new class of services and capabilities.  The new company will be in an ideal position to serve the needs of both consumers and business customers.  We will be better able to meet the needs and demands of consumers and business customers.  The combined company will have:

•         Robust, high-quality network assets both in the United States and around the globe, and complementary expertise and capabilities.

•         Resources and skill sets to innovate and more quickly deliver to customers the next generation of advanced, integrated IP-based communications services.

•         Capacity to provide services with the high levels of reliability and customer service that have long been the hallmark of both companies.

8.                                       Any other comments.

In connection with the proposed transaction, SBC Communications Inc. (“SBC”) filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005.  Investors are urged to read the registration and proxy statement because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas  78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.